ANNUAL MEETING OF SHAREHOLDERS OF
CAMBRIDGE BANCORP

May 13, 2019

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.



COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, 2018 Annual Report on Form 10-K
and Proxy Card are available at http://www.astproxyportal.com/ast/16285/

Please detach along perforated line and mail in the envelope provided <u>IF</u> you are not voting via telephone or the Internet.

20430300000000000000 2   051319

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS IN PROPOSAL 1,
"FOR" PROPOSAL 2 AND "FOR" PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒**

1. To elect four Class III Directors for a three-year term.

	FOR ALL NOMINEES
	WITHHOLD AUTHORITY FOR ALL NOMINEES
	FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Thalia M. Meehan   Class III Director
○ Jody A. Rose   Class III Director
○ Cathleen A. Schmidt   Class III Director
○ Denis K. Sheahan   Class III Director

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

            FOR   AGAINST   ABSTAIN

2. Consideration and approval of a non-binding advisory resolution on the compensation of the Company's named executive officers.   ☐ ☐ ☐

            FOR   AGAINST   ABSTAIN

3. To ratify, on an advisory basis, the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2019.   ☐ ☐ ☐

NOTE: Consideration of any other business that may properly come before the Annual Meeting.

Each Shareholder should specify by a mark in the appropriate space above how he/she wishes his/her shares voted. Shares will be voted as specified.

If no specification is made herein, shares will be voted "FOR" each of the proposals set forth above.

Signature of Shareholder		Date:		Signature of Shareholder		Date:	

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.



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CAMBRIDGE BANCORP

Proxy for Annual Meeting of Shareholders on May 13, 2019

Solicited on Behalf of the Board of Directors

The undersigned Shareholder(s) of Cambridge Bancorp (the "Company") hereby appoints Hambleton Lord, Denis K. Sheahan and R. Gregg Stone, attorneys and proxies for the undersigned, each with power to act alone and with full power of substitution, to vote in the name of and on behalf of the undersigned at the Annual Meeting of the Shareholders of the Company to be held at The Charles Hotel, One Bennett Street, Cambridge, Massachusetts, on Monday, May 13, 2019, at 8:30 a.m. and at all adjournments thereof, all shares of the Company held by the undersigned or that the undersigned would be entitled to vote, with all the voting powers the undersigned would possess, if personally present, upon the following matters as designated below or, if no designation is made, as the proxies may determine, and in their discretion upon such other matters as may properly come before the meeting:

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

CAMBRIDGE BANCORP

May 13, 2019

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, 2018 Annual Report on Form 10-K and Proxy Card are available at http://www.astproxyportal.com/ast/16285/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20430300000000000000 2   051319

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS IN PROPOSAL 1, "FOR" PROPOSAL 2 AND "FOR" PROPOSAL 3.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect four Class III Directors for a three-year term.

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:

○ Thalia M. Meehan   Class III Director
○ Jody A. Rose   Class III Director
○ Cathleen A. Schmidt   Class III Director
○ Denis K. Sheahan   Class III Director

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2. Consideration and approval of a non-binding advisory resolution on the compensation of the Company's named executive officers.

   FOR ☐   AGAINST ☐   ABSTAIN ☐

3. To ratify, on an advisory basis, the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2019.

   FOR ☐   AGAINST ☐   ABSTAIN ☐

NOTE: Consideration of any other business that may properly come before the Annual Meeting.

Each Shareholder should specify by a mark in the appropriate space above how he/she wishes his/her shares voted. Shares will be voted as specified.

If no specification is made herein, shares will be voted "FOR" each of the proposals set forth above.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the shareholder is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the shareholder is a partnership, please sign in partnership name by authorized person.